UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 9, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 010, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4845208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty St., 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On August 4, 2022, Masterworks 010, LLC, a Delaware limited liability company (the “Company”) and the 010 Segregated Portfolio of Masterworks Cayman, SPC agreed to sell the painting created by Sam Gilliam, entitled xTxrxaxcxixnxgx (the “Painting”) for $1,650,000 in cash (the “Sale Price”) to RFS Heritage Holdings (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is attached to this Form 1-U as Exhibit 6.1.

The Sale Price was determined based on arm’s length negotiations among the parties. Title of the Painting shall pass to the Buyer only after payment in full of the Sale Price. The Terms and Conditions also contains representations, warranties and covenants of the parties that are customary for transactions of this type. The Company cannot guarantee that the Buyer will make payment in full of the Sale Price or that the sale will be completed.

Upon the consummation of the above transaction and in accordance with the Company’s Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Painting to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Masterworks Standard Terms and Conditions of Sale

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 010, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: August 9, 2022